FIRST AMENDMENT TO FORBEARANCE AGREEMENT

This First Amendment to Forbearance Agreement (the "Forbearance Agreement") is made as of December 10, 2009 ("Effective Date"), by and among Unbridled Energy Corporation, a company organized under the laws of the Province of British Columbia, Canada having an office located at 400-2424 4th Street, SW, Calgary, Alberta, Canada T2S 2T4 ("Unbridled (Canada)"), Unbridled Energy USA, Inc., a Pennsylvania corporation having an office located at 2100 Georgetowne Drive - Suite 301, Sewickley, Pennsylvania 15143 ("Unbridled (USA)"), Unbridled Energy New York LLC, a New York limited liability company having an office located at 2100 Georgetowne Drive - Suite 301, Sewickley, Pennsylvania 15143 ("Unbridled (NY)"), Unbridled Energy Ohio, LLC, an Ohio limited liability company having an office located at 2100 Georgetowne Drive - Suite 301, Sewickley, Pennsylvania 15143 ("Unbridled (Ohio)", together with Unbridled (Canada), Unbridled (USA) and Unbridled (NY), individually and collectively, the "Borrower", Unbridled Energy PA, LLC having an office located at 2100 Georgetowne Drive - Suite 301, Sewickley, Pennsylvania 15143, the "Guarantor") and The Huntington National Bank ("Lender") having a mailing address of Morgantown Commercial Lending, 201 High Street, Morgantown, West Virginia 26507-0853.  Borrower and Guarantor are sometimes referred to herein as "Obligor".  Borrower, Guarantor and the Lender are sometimes referred to collectively as the "Parties" and individually as a "Party."

RECITALS

WHEREAS, the Parties entered into a Forbearance Agreement dated as of October 26, 2009 ("Initial Forbearance Agreement") to address certain Existing Defaults (as defined therein);

WHEREAS, the Obligor has requested that the Lender enter into this Amendment, and the Lender is willing to do so, but only upon the terms and conditions hereinafter set forth.

NOW THEREFORE in consideration of the above recitals and for other good and valuable consideration, the receipt and adequacy of which are hereby mutually acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

1)

Definitions.  All capitalized terms used but not defined in this Amendment shall have the meanings ascribed thereto in the Initial Forbearance Agreement.

2)

Affirmation of Recitals.  The Recitals set forth above are true and correct and are incorporated herein by reference.

3)

Acknowledgments Regarding Existing Defaults.  The Obligor acknowledges that each of the Existing Defaults is continuing and Obligor is in default under the Initial Forbearance Agreement for failing to repay the Total Indebtedness, on or before December 16, 2009.

4)

Amendments to Initial Forbearance Agreement.

(a)

The "Forbearance Maturity Date" under the Initial Forbearance Agreement shall be amended and restated to be changed from "December 16, 2009" to "January 15, 2010."

(b)

The Maturity Date of the Note as set forth on page 2 of the Note and the Section entitled "PAYMENT," is hereby changed from "December 16, 2009" to "January 15, 2010."

5)

Release; No Discharge.  As additional consideration for the Lender entering into this Amendment, the Obligor hereby fully and unconditionally releases and forever discharges the Lender, its agents, employers, directors, officers, attorneys, branches, affiliates, subsidiaries, successors and assigns and all persons, firms, corporations and organizations acting on any of their behalves (the "Released Parties") of and from any and all claims, liabilities, demands, obligations, damages, losses, actions and causes of action whatsoever which the Obligor may now have or claim to have against the Lender or any other Released Parties as of the date hereof, whether presently known or unknown and of any nature and extent whatsoever, including, without limitation, on account of or in any way affecting, concerning or arising out of or founded upon this Amendment or the Loan Documents, including but not limited to all such loss or damage of any kind heretofore sustained or that may arise as a consequence of the dealings between the parties up to and including the date hereof, including but not limited to, the administration or enforcement of the Total Indebtedness or any of the Loan Documents.  The obligations of the Obligor under the Loan Documents and this Amendment shall be absolute and unconditional and shall remain in full force and effect without regard to, and shall not be released, discharged or in any way affected by:

(a)

any exercise or nonexercise of any right, remedy, power or privilege under or in respect of this Amendment, the Loan Documents, any document relating to or evidencing any of the Lender's lien or applicable law, including, without limitation, any waiver, consent, extension, indulgence or other action or inaction in respect thereof; or

(b)

any other act or thing or omission or delay to do any other act or thing which could operate to or as a discharge of the Obligor as a matter of law, other than payment in full of the Total Indebtedness, including but not limited to all obligations under the Loan Documents and this Amendment.

6)

No Defenses.  Each of the Obligors acknowledge and agree that the Initial Forbearance Agreement, as amended hereby, and the other Loan Documents are valid and enforceable and that none of them has any offsets or defenses to the enforcement of the terms and provisions contained in any thereof.

7)

Reservation of Rights and Remedies.  The Lender expressly reserves any and all rights and remedies available to it under the Initial Forbearance Agreement, as amended hereby, the Credit Agreement and the other Loan Documents, and any other agreement or at law or in equity or otherwise.

8)

Miscellaneous.  This Amendment is made for the sole benefit and protection of the Lender, the Obligor and their respective successors and assigns.  No other persons shall have any rights whatsoever hereunder.  If any provision of this Amendment is held to be invalid or unenforceable, the remaining provisions shall remain in effect without impairment.  All representations and warranties of the Obligor contained herein or made in connection herewith or in connection with any Loan Document shall survive the making of and shall not be waived by the execution and delivery of this Amendment, any investigation by the Lender or any other event or condition whatsoever.  All obligations of the Obligor to make payments to the Lender shall survive the termination of all obligations of the Obligor under the Loan Documents, and shall not be affected by reason of an invalidity, illegality or irregularity of this Amendment or any Loan Document.  The covenants and agreements contained in or given pursuant to this Amendment or under any Loan Document shall continue in force until the payment in full and the discharge of all Total Indebtedness of the Obligor.

9)

Construction.  This Amendment shall not be construed more strictly against the Lender merely by virtue of the fact that this Amendment may have been or has been prepared by the Lender or its counsel, it being recognized that the Obligor has contributed substantially and materially to the preparation of this Amendment.  The Obligor acknowledges and waives any claim contesting the existence and the adequacy of the consideration given by any of the other parties hereto for entering into this Amendment.  All of the Collateral shall remain in all respects subject to the liens of the applicable Loan Document, and nothing herein contained and nothing done pursuant hereto shall affect the liens of any such Loan Document or the priority thereof, except to the extent expressly provided otherwise under the Forbearance Agreement, as amended hereby.  Nothing in this Amendment shall be intended or construed to hold the Lender liable or responsible for any expenses, disbursements, liability or obligation of any kind or nature whatsoever of the Obligor.

10)

Full Force and Effect of Initial Forbearance Agreement.  This Amendment is not intended to constitute, nor shall it constitute, an interruption, novation, suspension of continuity, satisfaction, discharge of prior duties, or termination of the terms set forth in the Credit Agreement, Loan Documents and Initial Forbearance Agreement, all of which remain in full force and effect except as modified herein.

11)

Execution in Counterparts.  This Amendment may be executed in one or more counterparts and by facsimile, each of which shall constitute one agreement.  Each party executing this Amendment represents that such party has the full authority and legal power to do so.  Signatures may be transmitted by facsimile machine or signatures transmitted via e-mail in "PDF" format may be used in place of original signatures.  Each party intends to be bound by such party's facsimile or "PDF" format signature and waives any defenses based upon the form of the signature.

12)

Affirmation of Existing Loan Documents, Liens on Collateral.  Nothing contained herein shall operate to release Obligor or any other person or persons from their liability to keep and perform the provisions, conditions, obligations, and agreements contained in the Existing Loan Documents, except as herein modified, and Obligor hereby reaffirms that each and every provision, condition, obligation, and agreement in the Existing Loan Documents, including without limitation the Initial Forbearance Agreement are valid, enforceable obligations without defense and shall continue in full force and effect, except as herein modified.  This Amendment shall not constitute or be construed as a waiver of any Event of Default or event which with the giving of notice or the passage of time or both would constitute a Event of Default by Obligor under any of the existing Loan Documents or any of Lender's rights and remedies with respect thereto.  The validity, priority and perfection of all mortgages, security interests and other liens granted or created by the Existing Loan Documents is hereby acknowledged and confirmed, and the Existing Loan Documents shall continue to secure the Loans, as amended by this Amendment, without any change, loss or impairment of the priority of such mortgages, security interests, or other liens.

13)

Counterparts Effective Date.  This Amendment may be executed in one or more counterparts and by facsimile, each of which shall constitute one agreement.  Each party executing this Amendment represents that such party has the full authority and legal power to do so.  The Amendment shall not become effective until the following conditions precedent have taken place:  (i) Obligor has executed the Amendment and delivered their signature pages to Lender, (ii) Lender has executed the Amendment, and (iii) Obligor has paid Lender all Lender's legal fees and costs associated with the negotiation and documentation of this Amendment, which fees total $500.00.  If these conditions precedent are not satisfied by December 11, 2009 at 5:00 p.m., the Amendment shall be null and void.

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